       As filed with the Securities and Exchange Commission on May 5, 2005

                                                           Registration No. 333-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                        METABOLIC PHARMACEUTICALS LIMITED
      ---------------------------------------------------------------------
       (Exact name of issuer of depositary securities as specified in its charter)

                                    AUSTRALIA
         ---------------------------------------------------------------
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
              -----------------------------------------------------
             (Exact name of depositary as specified in its charter)

                        388 GREENWICH STREET, 14TH FLOOR
                            NEW YORK, NEW YORK 10013
                                 (212) 816-6663
   ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT CORPORATION SYSTEM
           111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011, (212) 894-8440
   ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

       Sara Hanks                                       Bruce S. Coleman, Esq.
 Clifford Chance US LLP                                    Hodgson Russ LLP
  31 West 52nd Street                                    152 West 57th Street
New York, New York 10019                               New York, New York 10019

            It is proposed that this become effective under Rule 466
                            (check appropriate box)

                           [ ]   immediately           upon            filing

                           [ ] on (Date) at (Time)

If a separate registration statement has been filed to register the depositary shares, check the following box.

                         CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED            PROPOSED
                                                                     MAXIMUM            MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES TO BE        AMOUNT TO BE    AGGREGATE PRICE       AGGREGATE          AMOUNT OF
                REGISTERED                        REGISTERED      PER UNIT (1)     OFFERING PRICE (2)  REGISTRATION FEE
-------------------------------------------      ------------    ---------------   ------------------  ----------------
American Depositary Shares evidenced by           10,000,000          $0.50             $500,000            $58.85
American Depositary Receipts, each American
Depositary Share representing ten ordinary
shares of Metabolic Pharmaceuticals Limited

(1) Each unit represents ten American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

THE REGISTRANT HERBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE, ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

      This Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or American Depositary Receipt") included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this registration statement, which is incorporated herein by reference.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

                              CROSS REFERENCE SHEET

                                                                                           LOCATION IN FORM OF AMERICAN
                                                                                             DEPOSITARY RECEIPT FILED
                              ITEM NUMBER AND CAPTION                                         HEREWITH AS PROSPECTUS
                              -----------------------                                         ----------------------
1.  Name and address of depositary                                                       Face of ADR - Introductory
                                                                                         Paragraph.

2.  Title of American Depositary Receipts and identity of deposited securities           Face of ADR - Top Center.
    Terms of Deposit:

    (i)    The amount of deposited securities represented by one unit of American        Face of ADR - Upper Right Corner.
           Depositary Receipts

    (ii)   The procedure for voting, if any, the deposited securities                    Reverse of ADR - Paragraphs 16
                                                                                         and 17.

    (iii)  The collection and distribution of dividends                                  Reverse of ADR - Paragraph 14.

    (iv)   The transmission of notices, reports and proxy soliciting material            Face of ADR - Paragraph 13.
                                                                                         Reverse of ADR - Paragraph 17.

    (v)    The sale or exercise of rights                                                Reverse of ADR - Paragraph 14.

    (vi)   The deposit or sale of securities resulting from dividends, splits or plans   Face of ADR - Paragraph 3.
           of reorganization                                                             Reverse of ADR - Paragraph 18.

    (vii)  Amendment, extension or termination of the deposit                            Reverse of ADR - Paragraphs 22
                                                                                         and 23.

    (viii) Rights of holders of receipts to inspect the transfer books of the            Face of ADR - Paragraph 13.
           depositary and the list of holders of receipts

    (ix)   Restrictions upon the right to deposit or withdraw the underlying             Face of ADR - Paragraphs 2, 3,

          securities                                                                     4, 6, 9 and 10.

    (x)   Limitation upon the liability of the depositary                                Reverse of ADR - Paragraphs 19
                                                                                         and 20.

3.  Fees and Charges                                                                     Face of ADR - Paragraph 10.

ITEM 2. AVAILABLE INFORMATION.

Metabolic Pharmaceuticals Limited furnishes the Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS.

      (a) FORM OF DEPOSIT AGREEMENT. Form of Deposit Agreement dated as of ______, 2005 among Metabolic Pharmaceuticals Limited and Citibank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt. Filed herewith as Exhibit (a).

      (b) ANY OTHER AGREEMENT, TO WHICH THE DEPOSITARY IS A PARTY RELATING TO THE ISSUANCE OF THE AMERICAN DEPOSITARY SHARES REGISTERED HEREUNDER OR THE CUSTODY OF THE DEPOSITED SECURITIES REPRESENTED THEREBY. Not applicable.

      (c) EVERY MATERIAL CONTACT RELATING TO THE DEPOSITED SECURITIES BETWEEN THE DEPOSITARY AND THE ISSUED OF THE DEPOSITED SECURITIES IN EFFECT AT ANY TIME WITHIN THE LAST THREE YEARS. Not applicable.

      (d) OPINION OF CLIFFORD CHANCE US LLP, COUNSEL TO THE DEPOSITARY, AS TO THE LEGALITY OF THE SECURITIES BEING REGISTERED. Filed herewith as Exhibit (d).

      (e)   CERTIFICATE UNDER RULE 466. Not applicable.

      (f)   POWER OF ATTORNEY. Included as part of the signature page hereto.

ITEM 4. UNDERTAKINGS.

      (a) The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 3, 2005.

                                       Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Metabolic Pharmaceuticals Limited.

                                       By: Citibank, N.A., as depositary.

                                       By: /s/ Susanna Mancini
                                           --------------------------------
                                       Name: Susanna Mancini
                                       Title: Vice President

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, Metabolic Pharmaceuticals Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 21, 2005.

                                             METABOLIC PHARMACEUTICALS LIMITED

                                             By:    /s/ Roland Scollay
                                                    -----------------------
                                             Name:  Dr. Roland Scollay
                                             Title: Chief Executive Officer

                               POWER OF ATTORNEY

      Each person whose signature appears below hereby constitutes and appoints each of Roland Scollay and Belinda Shave, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this registration statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his or her substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes and he or she might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                           TITLE                                       DATE
---------                                           -----                                       ----
/s/ Arthur Emmet                                    Chairman of the Board                       April 20, 2005
----------------------------------
Dr. Arthur Emmett

/s/ Roland Scollay                                  Chief Executive Officer (Principal          April 21, 2005
----------------------------------                  Executive Officer)
Dr. Roland Scollay

/s/ Patrick Sutch                                   Non-Executive Director                      April 23, 2005
----------------------------------
Patrick Sutch

SIGNATURE                                           TITLE                                       DATE
---------                                           -----                                       ----
/s/ Evert Yos                                       Non-Executive Director                      April 27, 2005
----------------------------------
Dr. Evert Vos

/s/ Chris Belya                                     Chief Scientific Officer                    April 21, 2005
----------------------------------
Dr. Chris Belyea

/s/ David Kenley                                    Vice-President Corporate Development        April 21, 2005
----------------------------------
David Kenley

/s/ Belinda Shave                                   Financial Controller and Company            April 21, 2005
----------------------------------                        Secretary (Controller)
Belinda Shave

/s/ Greg Lavelle                                    Authorized Representative in the United     April 21, 2005
----------------------------------                  States
Greg Lavelle, Puglisi & Associates

                                  EXHIBIT INDEX

EXHIBIT                              DESCRIPTION
-------   ---------------------------------------------------------------------

     (a) FORM OF DEPOSIT AGREEMENT. Form of Deposit Agreement dated as of ______, 2005 among Metabolic Pharmaceuticals Limited and Citibank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt. Filed herewith as Exhibit (a).**

      (b) ANY OTHER AGREEMENT, TO WHICH THE DEPOSITARY IS A PARTY RELATING TO THE ISSUANCE OF THE AMERICAN DEPOSITARY SHARES REGISTERED HEREUNDER OR THE CUSTODY OF THE DEPOSITED SECURITIES REPRESENTED THEREBY. Not applicable.

      (c) EVERY MATERIAL CONTACT RELATING TO THE DEPOSITED SECURITIES BETWEEN THE DEPOSITARY AND THE ISSUED OF THE DEPOSITED SECURITIES IN EFFECT AT ANY TIME WITHIN THE LAST THREE YEARS. Not applicable.

      (d) OPINION OF CLIFFORD CHANCE US LLP, COUNSEL TO THE DEPOSITARY, AS TO THE LEGALITY OF THE SECURITIES BEING REGISTERED. Filed herewith as Exhibit (d).**

      (e)   CERTIFICATE UNDER RULE 466. Not applicable.

      (f)   POWER OF ATTORNEY. Included as part of the signature page hereto.

----------------
** Filed herewith.